CellTeck Inc.

1200 West 73rd Ave.

Vancouver, B.C., V6P 6G5

July 16, 2008

Brian R. Cascio

Account Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

CellTeck Inc.

Amended Registration Statement on Form 10, Amendment No. 2

File No. 0-53246

Dear Mr. Cascio:

Further to our conversation with SEC Staff, this letter sets forth the acknowledgment of CellTeck Inc. (the “Company”)  to revise and expend our accounting policy for revenue recognition on all future appropriate company disclosures, including its quarterly and annual reports to be filed, so to meet the requirements of Topic 13 of the Staff Accounting Bulletin, including the following;

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Company revenues are exclusive for the sales of our products, we do not sell services.

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Company revenue is recognized, and the time of sale is considered to be, at the time of shipping for all sales modalities, be it Internet, retail, wholesale, distributor or agent.

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time of shipping is determined as F.O.B our loading dock, whereby the transfer of risk is completed F.O.B.

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Company products prices are fixed and are determined at the time of shipping, inclusive of all volume or other available discounts.

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Collectability is reasonably assumed by the Company at the time of shipping.

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Company returns policy includes accounting for returns drawn from a return pool that is adjusted quarterly as required under the GAAP estimated return criteria. Historically, the return of products has been non-material.

The Company acknowledges that upon the filing of this correspondence, via EDGAR, the Company has satisfied Staff Comments with respects to the Company’s above-noted Registration Statement on Form 10 and Amendments thereto. Upon the completion of the 60 days waiting period on Friday July 18, 2008, the Company’s Registration Statement on Form 10 and Amendments thereto, firstly filed on May 19, 2008, shall be effective.

If you have any questions regarding this letter, please do not hesitate to call Gus Rahim at (604) 267-7032 Fax (604) 267-7032 or Vincent McGill at (212) 779-9928.

Sincerely,

/S/ Gus Rahim
Gus Rahim

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